UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BrilliA Inc

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

G1645N101

(CUSIP Number)

Kendrew Hartanto

220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852
Tel: +65 6235 3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1645N101	SCHEDULE 13D	Page 2 of 5

(1)	Names of Reporting Persons Kendrew Hartanto
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO (1)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Republic of Indonesia

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,386,981 (1)
	(8)	Shared voting power
	(9)	Sole dispositive power 2,386,981 (2)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 2,386,981 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.6% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Consists of 2,386,981 Class A ordinary shares with 1 vote per share, (the “Shares”) held directly by Kendrew Hartanto. Kendrew Hartanto acquired the Shares as part of a group reorganization and share exchange agreement dated April 30, 2024.

CUSIP No. G1645N101	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D is filed (this “Schedule 13D”) by the Reporting Person (as identified above and defined below) with respect to the Shares of BrilliA Inc, a Cayman Islands company, with its principal executive offices located at 220 Orchard Road, Unit 05-01, Midpoint Orchard, Singapore 238852.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Kendrew Hartanto (the “Reporting Person”):

(b) The Reporting Person’s business address is c/o 220 Orchard Road, Unit 05-01, Midpoint Orchard, Singapore 238852.

(c) The Reporting Person is the Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Indonesia.

Item 3. Source and Amount of Funds or Other Consideration.

(1)	The Reporting Person acquired all of the Shares beneficially owned by him as part of a group reorganization on and share exchange agreement dated April 30, 2024.

Item 4. Purpose of Transaction.

The Reporting Person acquired all of the Shares beneficially owned by him as part of a group reorganization on and share exchange agreement dated April 30, 2024. The Reporting Person holds the Shares for investment purposes. The Reporting Person is a member of the board of directors of the Issuer and serves as the Chairman and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Incorporated by reference to Items 11 and 13 of the Cover Page.

(b) Incorporated by reference to Items 7-10 of the Cover Page.

(c) None.

(d) None.

(e) N/A.

CUSIP No. G1645N101	SCHEDULE 13D	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement – Pursuant to the terms of a Lock-Up Agreement dated November 26, 2024, (the “Lock-Up Agreement”), a copy of the form of which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference, the Reporting Person has agreed, subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of the Issuer’s Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Issuer’s Ordinary Shares during the 12-month period following the date of the Underwriting Agreement, dated November 26, 2024, by and between the Issuer and A.G.P./Alliance Global Partners, as representative of the several underwriters.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Form of Lock-Up Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 17, 2024	KENDREW HARTANTO

/s/ KENDREW HARTANTO

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